UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Innoviva, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45781M101
(CUSIP Number)

Mark DiPaolo
Senior Partner and General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101 SCHEDULE 13D
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,904,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,904,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,904,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 45781M101 SCHEDULE 13D
1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,904,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,904,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,904,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54%
14	TYPE OF REPORTING PERSON IN, HC

Amendment No. 3 to Schedule 13D

This statement constitutes Amendment No. 3 to the Schedule 13D of the Reporting Persons (“Amendment No. 3”) relating to the Common Stock, par value $0.01 per share (the “Shares”), issued by Innoviva, Inc. (the “Issuer”), and hereby amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2019 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 14, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed on May 25, 2021 (“Amendment No. 2”), and this Amendment No. 3 (collectively, the “Schedule 13D”), to furnish the additional information set forth herein.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer

Item 5 (a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) As of the opening of the market on May 15, 2023, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,904,000 Shares representing approximately 10.54% of the Issuer’s outstanding Shares (based upon 65,504,384 Shares stated to be outstanding as of April 20, 2023, by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023).

(b) For purposes of this Schedule 13D:

All of the Shares for which Sarissa Capital and Dr. Denner may be deemed to have beneficial ownership are held directly by the Sarissa Funds for which Sarissa Capital serves as the investment advisor. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,904,000 Shares held by the Sarissa Funds.

By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,904,000 Shares held by the Sarissa Funds.

(c)
On May 11, 2023, the Sarissa Funds acquired 290,000 Shares at a weighted average price of $12.3359 per Share, in open market transactions at prices ranging from $12.25 to $12.43, inclusive, for an aggregate purchase price of $3,586,111.  The Reporting Persons undertake to provide, upon request by the Staff of the SEC, full information regarding the number of Shares purchased at each separate price.

As of the opening of the market on May 15, 2023, except as set forth above, the Reporting Persons did not transact in the Shares in the past 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

/s/Alexander J. Denner
Alexander J. Denner

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital
Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital
Patrice Bonfiglio	President of Sarissa Capital